Exhibit 99.1

Alarum Announces Record of $1.7 Million Net Profit and $2.2 Million Adjusted EBITDA in the Fourth Quarter of 2023

Revenue Continues to Set Records; $7.1 million in the fourth quarter and over $26.5 million for full year 2023

NetNut’s revenues surged 150% both for the fourth quarter of 2023 and the entire year compared to the equivalent periods in 2022 – the annual revenue amounted to more than $21 million

TEL AVIV, Israel, March 14, 2024 – Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) (“Alarum” or the “Company”), a global provider of internet access and data collection solutions, today announced record financial results for the three months and full year periods, ended December 31, 2023.

Key highlights for the three months and year ended December 31, 2023:

●	Net Retention Rates (NRR)[1]- Starting from 2024, the Company plans to update on a quarterly basis its customer retention (NRR). NetNut Ltd.’s (“NetNut”) NRRs were 153% as of December 31, 2023, and 144% as of September 30, 2023. NRR greater than 100% indicates that the company experiences revenue growth from its existing customer base in the specific period even after accounting for lost revenue due to customers’ churn. Conversely, an NRR lower than 100% suggests that the company loses revenue from existing customers in the specific period due to churn which is higher than revenue gain through up-sells or cross-sells.
●	IFRS net profit from continuing operations reached $1.7 million in the fourth quarter of 2023, compared to an IFRS net loss from continuing operations of $3.0 million in the fourth quarter of 2022.
●	Adjusted EBITDA for the fourth quarter of 2023 continued to grow, reaching $2.2 million, compared to Adjusted EBITDA loss of $2.0 million in the fourth quarter of 2022.
●	Revenues from continuing operations for the three months ended December 31, 2023, reached a record high of $7.1 million, an increase of approximately 39% compared to the three months ended December 31, 2022.
●	Revenues from continuing operations for the full year of 2023 totaled $26.5 million, an increase of approximately 43% compared to $18.6 million in 2022.
●	NetNut’s 2023 full year revenue amounted to $21.3 million, reflecting growth of over 150% year-over-year, compared to $8.5 million in revenues for 2022.

“I am proud to share the most successful quarter in the Company’s history, as revenue, net profit and Adjusted EBITDA, all meaningfully exceeded results from the previous quarter. We delivered efficient operational execution following our decision, in the second quarter of 2023, to scale down other activities and focus on NetNut’s operations,” said Shachar Daniel, Alarum’s Chief Executive Officer.

[1]	NRR represent the average growth rates for preceding four quarters compared to the equivalent period a year earlier, of current customers only, without the revenues generated from new customers, but including up-sales and cross-sales on one hand and churn on the other hand.

Recent Business Developments:

●	In October 2023, NetNut launched its first data collection product – the SERP Scraper API, which won its first customers.
●	In late January 2024, NetNut introduced its new and innovative Website Unblocker, the second product of the data collection product line.
●	In February 2024, NetNut announced the launch of its revolutionary AI data collector product line.
●	During the fourth quarter of 2023 and recent months, NetNut won new customers in the AI-powered sales intelligence market and the Fintech market.
●	NetNut was granted a U.S. patent.

“We began 2024 on a high note, by setting new monthly revenue records,” Mr. Daniel added. “Looking ahead, our strategy for 2024 involves expanding our cutting-edge product line, with a special emphasis on our advanced AI data collector series. The AI and data collection sectors complement each other significantly; it is imperative that AI platforms have access to large volumes of data. Furthermore, we aim to grow our presence in the IP proxy network (IPPN) sector by entering new markets, enhancing our network infrastructure, and partnering with more top-tier customers globally.”

Chen Katz, chairman of the board of directors of Alarum, commented, “The ongoing demonstration of financial stability, growth and operating performance supported the record financial results for the quarter and entire year. We successfully crystalized and executed our business strategy, transforming into a high-growth, profitable company, which we believe will create value for our shareholders.”

Financial Results from Continuing Operations for the Three Months Ended December 31, 2023:

●	Revenues amounted to $7.1 million (Q4.2022: $5.1 million). The increase is attributed to the organic growth in the enterprise access business revenues, despite a reduction in the consumer access business revenues.
●	Cost of revenues totaled $1.8 million (Q4.2022: $2.3 million). The reduction stems mainly from CyberKick’s traffic acquisition costs stoppage in July 2023 and clearing fees decrease, due to the Company’s updated scale down strategy for its CyberKick operations. The reduction was offset by an increase in enterprise internet access business costs of addresses and networks and servers used for the generation of the additional enterprise access business revenues.
●	Research and development expenses totaled $0.8 million (Q4.2022: $1.0 million). Reduced expenses in the consumer internet access business due to the operations scale down and a decrease in subcontractor costs in the enterprise internet access business were offset by an increase in payroll and related expenses in the enterprise business.
●	Sales and marketing expenses totaled $1.6 million (Q4.2022: $3.5 million). The decrease resulted mainly from the stoppage of media acquisition costs in July 2023 due to CyberKick’s operations scale down strategy. This reduction was slightly offset by higher payroll and related expenses in the enterprise internet access business.
●	General and administrative expenses totaled $1.2 million (Q4.2022: $1.4 million). The decrease is mainly due to lower salary costs as a result of CyberKick’s operations scale down strategy and lower professional fees.
●	Finance expenses reached $0.05 million (Q4.2022: $0.08 million).
●	Tax benefit totaled $0.02 million (Q4.2022: $0.1 million).
●	As a result, IFRS net profit from continuing operations reached $1.7 million, or $0.03 basic profit per ordinary share (Q4.2022: IFRS net loss from continuing operations of $3.0 million, or $0.09 basic loss per ordinary share).
●	Adjusted EBITDA was $2.2 million (Q4.2022: Adjusted EBITDA loss of $2.0 million).

Financial Results from continuing operations for the year Ended December 31, 2023:

●	Total revenues amounted to $26.5 million (2022: $18.6 million). The increase is attributed to the organic growth in the enterprise access business revenues, which was offset by a reduction of revenues in the consumer internet access business.
●	Cost of revenues totaled $7.7 million (2022: $8.4 million). The decrease is mainly a result of the decrease in the traffic acquisition costs stoppage in July 2023 and reduced clearing fees due to CyberKick’s operations scale down strategy in the consumer internet access business. This decrease was offset by an increase in the core enterprise internet access business costs of addresses and networks and servers and intangibles impairment that resulted from the consumer business scale down.
●	Research and development expenses totaled $3.6 million (2022: $3.8 million). The decrease is due to lower subcontractors’ costs and lower salary and share-based compensation related to the consumer internet access business, partially offset mainly by higher payroll and related expenses in the enterprise internet access business.
●	Sales and marketing expenses totaled $10.0 million (2022: $11.8 million). The decrease resulted mainly from lower media costs and payroll and related expenses in the consumer internet access business, partially offset by intangible assets impairment loss related to CyberKick as well as an increase in payroll and related expenses in the enterprise internet access business.
●	General and administrative expenses totaled $4.4 million (2022: $6.7 million). The decrease is largely due to reduced professional fees, particularly legal fees related to resolved patent proceedings in May 2022.
●	Goodwill impairment loss was $6.3 million (2022: $0.6 million). The Company recorded a goodwill impairment loss related to the CyberKick cash-generating-unit of $6.3 million due to the decrease in its forecasted operating results, compared to a goodwill impairment loss during 2022 related to the NetNut Networks cash-generating-unit (NetNut’s subsidiary) of $0.6 million.
●	Financial expenses reached $0.6 million (2022: $0.1 million). The increase is mainly due to an increase in finance expenses resulting from the O.R.B. Spring Ltd. agreement as well as interest expenses related to the short-term bank loans, and the September 2023 private placement.
●	Tax benefit totaled $0.5 million (2022: $0.3 million). The increase is mainly due to the recognition of deferred tax assets in NetNut as well as a reduction in deferred taxes liabilities as a result of the intangible assets impairment related to CyberKick.
●	IFRS net loss from continuing operations totaled $5.6 million, or $0.14 basic loss per ordinary share (2022: IFRS net loss from continuing operations of $12.4 million, or $0.39 basic loss per ordinary share).
●	Adjusted EBITDA was $5.2 million (2022: Adjusted EBITDA loss of $8.5 million).

The Company defines EBITDA (EBITDA loss) as net profit (loss) from continuing operations before depreciation, amortization and impairment of intangible assets, interest and tax, and defines Adjusted EBITDA (Adjusted EBITDA loss) as EBITDA (EBITDA loss) as further adjusted to remove the impact of (i) impairment of goodwill (if any); and (ii) share-based compensation expense.

The following table presents the reconciled effect of the above on the Company’s Adjusted EBITDA or Adjusted EBITDA loss from continuing operations for the three and full year ended December 31, 2023 and 2022:

	For the year Ended December 31,		For the Three-Month Period Ended December 31,
(millions of U.S. dollars)	2023	2022	2023	2022

Net profit (loss) from continuing operations	(5.6)	(12.4)	1.7	(3.0)
Adjustments:
Depreciation, amortization and impairment of intangible assets	3.5	2.0	0.1	0.8
Finance expense, net	0.6	*	0.1	*
Tax benefit	(0.5)	(0.3)	*	(0.1)
EBITDA (EBITDA loss)	(2.0)	(10.7)	1.9	(2.3)
Adjustments:
Impairment of goodwill	6.3	0.6	-	-
Share-based compensation	0.9	1.6	0.3	0.3

Adjusted EBITDA (Adjusted EBITDA loss)	5.2	(8.5)	2.2	(2.0)

*	Less than $0.1 million

Balance Sheet Highlights:

●	As of December 31, 2023, shareholders’ equity totaled $13.2 million, or approximately $2.20 per outstanding American Depositary Share, compared to shareholders’ equity of $13.3 million as of December 31, 2022. The reduction is due mainly to the goodwill and intangible assets impairment recorded in the second quarter of 2023, offset by the September 2023 private placement.
●	As of December 31, 2023, the Company’s cash and cash equivalents balance totaled $10.9 million, compared to $3.3 million as of December 31, 2022.

Use of Non-IFRS Financial Results

In addition to disclosing financial results calculated in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, this press release contains non-IFRS financial measures of EBITDA, EBITDA loss, Adjusted EBITDA and Adjusted EBITDA loss for the periods presented that exclude depreciation, amortization and impairment of intangible assets, interest and tax, as further adjusted for the effect of impairment of goodwill and share-based compensation expenses. The Company’s management believes the non-IFRS financial information provided in this release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating its business internally, and as such deemed it important to provide this information to investors. The non-IFRS financial measures disclosed by the Company should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with IFRS, and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures provided in the financial statement tables herein.

Full Year 2023 Financial Results Conference Call

Mr. Shachar Daniel, Chief Executive Officer of Alarum, and Mr. Shai Avnit, Chief Financial Officer of Alarum, will host a conference call on March 14, 2024, at 8:30 a.m. ET, to discuss the fourth quarter and full year 2023 financial results, followed by a Q&A session.

To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your call five minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number:

Date:	Thursday, March 14, 2024
Time:	8:30 a.m. Eastern time, 5:30 a.m. Pacific time
Toll-free dial-in number:	1-877-407-0789 or 1-201-689-8562
Israel Toll Free:	1 809 406 247

Participants will be required to state their name and company upon entering the call. If you have any difficulty connecting with the conference call, please contact Michal Efraty on behalf of Alarum at +972-(0)-52-3044404.

The conference call will be broadcast live and available for replay here: https://viavid.webcasts.com/starthere.jsp?ei=1659997&tp_key=a21faf2a1e

A replay of the conference call will be available after 11:30 a.m. Eastern time March 14, 2024, through April 10, 2024:

Toll-free replay number:	1-844-512-2921 or 1-412-317-6671
Replay ID:	13744883

About Alarum Technologies Ltd.

Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) is a global provider of internet access and web data collection solutions.

The solutions by NetNut, our enterprise internet access and data collection arm, are based on our world’s fastest and most advanced and secured hybrid proxy network, enabling our customers to collect data anonymously at any scale from any public sources over the web. Our network comprises both exit points based on our proprietary reflection technology and hundreds of servers located at our ISP partners around the world. The infrastructure is optimally designed to guarantee privacy, quality, stability, and the speed of the service.

For more information about Alarum and its internet access solutions, please visit www.alarum.io.

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Alarum is using forward-looking statements in this press release when it discusses its preliminary unaudited revenues for February 2024, the Company’s ability to continue and drive revenue growth, expand its product line, enter new markets, maintain operational efficiency, execute its business strategy, grow profitability, and create value for shareholders. Because such statements deal with future events and are based on Alarum’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alarum could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Alarum’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Alarum undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Alarum is not responsible for the contents of third-party websites.

The Company is providing a February 2024 revenue estimate in this press release, rather than final amounts, primarily because the financial closing process and review are not yet complete and, as a result, the Company’s results upon completion of its closing process and review may vary from this preliminary estimate.

Investor Relations Contacts:

Michal Efraty

+972-(0)52-3044404
investors@alarum.io

Consolidated Statements of Financial Position

(In thousands of USD)

	December 31,
	2023	2022
	(Audited)
Assets
Current assets:
Cash and cash equivalents	10,872	3,290
Short-term restricted deposits	-	560
Trade receivables, net	1,994	1,790
Other receivables	399	760
	13,265	6,400

Non-current assets:
Long-term restricted deposits	3	127
Long-term deposit	104	21
Other non-current assets	142	228
Property and equipment, net	88	92
Right of use assets	779	190
Deferred tax asset	181	-
Goodwill	4,118	10,429
Intangible assets, net	1,386	4,884
Total non-current assets	6,801	15,971
Total assets	20,066	22,371

Liabilities and equity
Current liabilities:
Trade payables	369	2,167
Other payables	2,439	2,350
Current maturities of long-term loan	290	617
Short-term bank loans	-	1,606
Contract liabilities	1,983	1,170
Derivative financial instruments	109	26
Short-term lease liabilities	370	204
Total current liabilities	5,560	8,140

Non-current liabilities:
Long-term loans	802	606
Long-term lease liabilities	523	13
Deferred tax liabilities	-	301
Total non-current liabilities	1,325	920
Total liabilities	6,885	9,060

Equity:
Ordinary shares	-	-
Share premium	100,576	95,077
Other equity reserves	14,938	15,042
Accumulated deficit	(102,333)	(96,808)
Total equity	13,181	13,311
Total liabilities and equity	20,066	22,371

Consolidated Statements of Profit or Loss

(In thousands of USD, except per share amounts)

	For the Year Ended December 31,		For the Three Months Ended December 31,
	2023	2022	2023	2022
	(Audited)	(Audited)	(Unaudited)	(Unaudited)

Revenues	26,521	18,550	7,107	5,126
Cost of revenues	7,711	8,402	1,778	2,299
Gross profit	18,810	10,148	5,329	2,827

Research and development expenses	3,557	3,824	795	1,019
Sales and marketing expenses	10,035	11,823	1,579	3,499
General and administrative expenses	4,406	6,661	1,207	1,374
Impairment of goodwill	6,311	569	-	-
Operating expenses	24,309	22,877	3,581	5,892

Operating profit (loss)	(5,499)	(12,729)	1,748	(3,065)

Finance expense, net	(590)	(54)	(54)	(79)
Tax benefit (expense)	482	327	(22)	112
Profit (loss) from continuing operations, net of tax	(5,607)	(12,456)	1,672	(3,032)
Profit (loss) from discontinued operations, net of tax	82	(695)	-	136
Net profit (loss)	(5,525)	(13,151)	1,672	(2,896)

Basic and diluted profit (loss) per share
Continuing operations	(0.14)	(0.39)	0.03	(0.09)
Discontinued operations	0.00	(0.03)	-	0.00
	(0.14)	(0.42)	0.03	(0.09)